SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

Commission file no. 1-3295

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MINERALS TECHNOLOGIES INC.
SAVINGS AND INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MINERALS TECHNOLOGIES INC.
The Chrysler Building
405 Lexington Avenue
New York, New York, 10174-1901

Independent Auditors' Report

The Savings and Investment Plan Committee
of Minerals Technologies Inc.:

We have audited the accompanying statements of net assets available for benefits of the Minerals Technologies Inc. Savings and Investment Plan (the Plan) as of December 31, 2001 and 2000 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

                                                                                                                          KPMG LLP

New York, New York
June 21, 2002

MINERALS TECHNOLOGIES INC. SAVINGS AND INVESTMENT PLAN Statements of Net Assets Available for Benefits (in thousands)

	December 31,
	2001	2000
Investments (See Note 3):
In securities of participating employer	$ 28,647	$ 20,996
In securities of unaffiliated issuers:
Common stock	108,462	135,666
Commingled and mutual funds	70,908	72,659
Loans to participants	3,007	3,152
	211,024	232,473

Contributions receivable	347	361
Dividends and interest receivable	101	105
Cash and cash equivalents	851	258

Net assets available for benefits	$ 212,323 =======	$ 233,197 ======

See accompanying notes to the financial statements.

MINERALS TECHNOLOGIES INC. SAVINGS AND INVESTMENT PLAN Statements of Changes in Net Assets Available for Benefits (in thousands)
	Year Ended December 31,
	2001	2000
Additions:
Additions to net assets attributed to:
Investment income (loss): Net (depreciation) appreciation in fair value of investments (see Note 3)	$ (15,322)	$ 33,709
Dividends	1,355	1,263
Interest	1,639	1,722

Investment (loss) income	(12,328)	36,694

Contributions:
Participants	6,275	6,505
Participants' rollovers	2,692	246
Employer	2,937	3,031

	11,904	9,782

Total (reductions) additions	(424)	46,476

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	20,433	27,123
Administrative expenses (see Note 7)	17	21

Total deductions	20,450	27,144

Net (decrease) increase	(20,874)	19,332

Net assets available for benefits:
Beginning of year	233,197	213,865
End of year	$ 212,323 ======	$ 233,197 ======

See accompanying notes to the financial statements.

MINERALS TECHNOLOGIES INC.
SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

(1)      Description of Plan

The following description of the Minerals Technologies Inc. Savings and Investment Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan, adopted by Minerals Technologies Inc. (the Plan Sponsor or Company) in connection with the initial public offering of the Company's common stock, completed on October 30, 1992.

On April 22, 1999, the Plan was amended to allow employees to become eligible to participate in the Plan on the date of their employment. Prior to such amendment, employees became eligible to participate in the Plan beginning January 1 coincident with or following their first day of employment.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each participant may elect to contribute between 2% and 15% of his or her eligible earnings. Contributions may be made on a before-tax basis, on an after-tax basis or on a combined basis. Employee contributions of up to 2% of compensation are matched 100% by the Company and the next 4% are matched 50% by the Company. Employee contributions in excess of 6% are not matched. The Company's matching contributions are invested solely in the Company's common stock. Contributions due from the Company amounted to $111,000 and $115,000 at December 31, 2001 and 2000, respectively.

Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The maximum before-tax contribution was $10,500 for 2001 and 2000.

However, a participant's contributions may be further limited as a result of the nondiscrimination test criteria as defined by the Internal Revenue Code (IRC).

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting

Participants are fully vested in the entire value of their accounts at the time of contribution.

Investment Options

Each participant in the Plan elects to have contributions invested in any one or a combination of the following separate investment options:

Fixed Income Fund: This fund is invested in a combination of high-quality investment contracts with one or more insurance companies and short-term investments. The investment contracts are guaranteed

MINERALS TECHNOLOGIES INC.
SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

by the issuing insurance company to pay a fixed or variable rate of return over the life of the contract. The rate of return of the fund is the blended rate of return of all of the investment contracts.

Balanced Growth Fund: This fund is invested in stocks, bonds and cash equivalents. Approximately 50% of the fund is invested in common stocks of U.S. companies, 40% in fixed income securities, and 10% in international equities.

S & P 500 Index Fund: This fund is designed to match the risk and return of the Standard & Poor's 500 Index, a broadly based average of the U.S. equity market.

Matrix Equity Fund: This fund is invested in a broad range of diversified common stocks.

MTI Common Stock Fund: This fund invests in the Company's common stock. All Company matching contributions are invested in this fund.

Pfizer Common Stock Fund: This fund invests in the common stock of Pfizer Inc. The fund holds contributions to the Pfizer Common Stock Fund, which were transferred from Pfizer Inc when the Plan was activated. No new contributions can be made to this fund.

International Fund: This fund invests in a broad range of international stocks traded in public markets.

Mutual Fund Window: This is a self-managed brokerage account which invests primarily in a variety of publicly available mutual funds.

The investments of the Plan are maintained in a trust (the Trust) held by State Street Bank and Trust Company. The Trust was established on December 30, 1992. The Trust agreement provides that any portion of any funds may, pending its permanent investment or distribution, be invested in short-term investments.

Participant Loans

Participants may borrow from their accounts an amount up to $50,000 or 50 percent of their account balance, whichever is less. The loan repayments and interest earned are allocated to each eligible investment option based upon the participant's current contribution election percentages.

The loans are secured by the balance in the participant's account and bear interest at rates that range from 5.75 percent to 10.50 percent, which are commensurate with local prevailing rates as determined quarterly by the Plan administrator. At December 31, 2001, there were 430 individual loans outstanding, carrying an average interest rate of 8.7%, with maturities through the year 2014.

Payment of Benefits

On termination of service due to death, disability, retirement, or other reasons a participant would receive a lump-sum amount equal to the value of the participant's account.

(2)      Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

MINERALS TECHNOLOGIES INC.
SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

Investment Valuation and Income Recognition

Investments in the Fixed Income Fund are valued at cost plus reinvested interest, which approximates fair value. Short-term investments are recorded at cost, which approximates fair value. The Balanced Growth Fund, S & P 500 Index Fund, Matrix Equity Fund, MTI Common Stock Fund, Pfizer Common Stock Fund, International Fund and Mutual Fund Window are stated at market value based on quoted market values and are valued in units of each fund. The value of a unit will fluctuate in response to various factors including, but not limited to, the price of the underlying shares, dividends paid, earnings and losses, and the mix of assets in the respective fund.

Purchases and sales of securities are recorded on a trade date basis. Gains and losses on the sales of securities in each fund are determined based on the average cost of all equivalent securities. Unrealized appreciation (depreciation) reflects changes in fair value from the beginning of the year or cost at date of purchase, whichever is later.

Dividend income is recorded on the ex-dividend date. Income from other investments is recorded on an accrual basis.

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, contributions receivable and dividends and interest receivable approximate fair value because of the short maturities of those instruments. Loans receivable from participants approximate fair value because they earn interest based upon market rates.

Payment of Benefits

Benefits are recorded when paid.

(3)      Investments

The following presents investments that represent 5 percent or more of the Plan's net assets:
(in thousands)	December 31,
	2001	2000
Fixed Income Fund, 23,324 and 19,411 units, respectively	$ 23,324	$ 19,411

S&P 500 Index Fund, 108 and 105 units, respectively	$ 21,487	$ 23,586

Matrix Equity Fund, 871 and 887 units, respectively	$ 14,730	$ 16,380

MTI Common Stock Fund,* 614 and 614 units, respectively	$ 28,647	$ 20,996

Pfizer Common Stock Fund,* 2,722 and 2,949 units, respectively	$108,462	$135,666

*Non-participant-directed

MINERALS TECHNOLOGIES INC.
SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

For the years ended December 31, 2001 and 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as those held during the year) (depreciated) appreciated in value by $(15,322) and $33,709, respectively, as follows:

(in thousands)	Year Ended December 31,
	2001	2000
Common Stock	$ (9,947)	$ 39,410
Commingled and Mutual Funds	(5,375)	(5,701)

Total	$(15,322) ======	$ 33,709 ======

(4)     Non-participant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the non-participant-directed investments is as follows:

(in thousands)	December 31,
	2001	2000
Net Assets:
MTI common stock	$ 28,647	$ 20,996
Pfizer common stock	108,462	135,666
Cash and cash equivalents	981	413

Total	$ 138,090 ======	$ 157,075 ======

(in thousands)	Year Ended December 31,
	2001	2000
Changes in Net Assets:
Participants' contributions	$ 914	$ 846
Employer contributions	2,937	3,031
Dividends	1,304	1,176
Interest	42	114
Net (depreciation) appreciation in fair value of investments	(9,947)	39,410
Benefits paid to participants	(9,175)	(16,644)
Administrative expenses	(5)	(6)
Transfers to participant-directed investments	(5,055)	(1,452)

Total	$(18,985) =====	$ 26,475 =====

The MTI Common Stock Fund includes both participant-directed and non-participant-directed investments. It is not practicable to segregate the changes in net assets related to the MTI stock between the participant-directed and non-participant-directed investments.

(5)     Terminations

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan by action of the Company's Board of Directors, subject to the provisions of ERISA. Upon termination of the Plan, each participant thereby affected would receive the entire value of his or her account as though he or she had retired as of the date of such termination. No part of the assets in the investment funds established pursuant to the Plan would at any time revert the Company.

MINERALS TECHNOLOGIES INC.
SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

(6)     Tax Status

The Internal Revenue Service (IRS) determined and informed the Company by a letter dated March 11, 1997, that the Plan and related Trust established thereunder are qualified and tax exempt, respectively, within the meaning of Sections 401(a) and 501(a) of the IRC. Although the Plan has been amended since receiving the determination letter, the Company believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

The Plan document was amended during 2001 to comply with the requirements of GUST. The GUST amendments relate to a series of tax laws, which amend the tax qualification requirements for employee benefit plans. The Plan Sponsor believes all amendments subsequent to March 11, 1997 are in compliance with applicable requirements of the IRC and other related legislation. The Plan filed for a new tax determination letter with the IRS.

(7)     Administrative Costs

The Company pays all costs of administering the Plan except for the fees of the investment advisor, if any, for each fund, which are charged to the respective funds. However, participants are responsible for any origination and maintenance fees for each loan, and certain expenses for participating in the Mutual Fund Window.

(8)     Related-Party Transactions

Certain Plan investments are shares of mutual funds managed by State Street Bank and Trust Company. State Street Bank and Trust Company is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $17,000 and $21,000 for the year ended December 31, 2001 and 2000, respectively.

(9)     Concentration of Risks and Uncertainties

The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across several participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the MTI and Pfizer common stock funds, which invest in a single security.

The Plan offers a number of investment options including MTI and Pfizer common stock and a variety of investment funds, some of which are mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets for benefits and participant account balances.

MINERALS TECHNOLOGIES INC.
SAVINGS AND INVESTMENT PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2001
(in thousands)
(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment/interest	Cost	Current Value

*	Fixed Income Fund
	State Street Bank Fixed Income Fund	23,324 units	--	$ 23,324

*	Balanced Growth Fund
	State Street Bank Life Solutions Balanced Growth Fund	412 units	--	$ 7,250

*	S & P 500 Index Fund
	State Street Bank Flagship S & P 500 Index Fund	108 units	--	$ 21,487

*	Matrix Equity Fund
	State Street Bank Matrix Stock Fund	871 units	--	$ 14,730

*	MTI Common Stock Fund
	Minerals Technologies Inc. Common Stock	614 units	$ 22,494	$ 28,647

Pfizer Common Stock Fund
	Pfizer Inc. Common Stock	2,722 units	$ 4,862	$108,462

*	International Fund
	State Street Bank Daily Activity International Fund	99 units	--	$ 1,040

Mutual Fund Window
	Self-Managed Brokerage Account	163 units	--	$ 3,077

*	Participant Loan Fund
	Participant Loans	430 loans, with interest from 5.75% to 10.50%	--	$ 3,007

	Total			$211,024 ======

* Parties in interest, as defined by ERISA.

See accompanying independent auditors' report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Savings and Investment Plan Committee, which administers the Minerals Technologies Inc. Savings and Investment Plan, have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.

Minerals Technologies Inc. Savings and Investment Plan

By:	/s/ Neil M. Bardach
Neil M. Bardach Vice President - Finance and Chief Financial Officer; Treasurer (principal financial officer) Member, Savings and Investment Plan Committee

Date:   June 26, 2002